UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               VAIL RESORTS, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    91879Q109
                                    ----------
                                 (CUSIP Number)

                               September 28, 2004
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.  91879Q109                                           Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO SKI PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
 Number of                                       6,114,542
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                         6,114,542
  With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,114,542

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    17.3%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No.  91879Q109                                           Page 3 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO INVESTMENT FUND, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
 Number of                                       6,114,542
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                         6,114,542
  With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,114,542

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    17.3%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  91879Q109                                           Page 4 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO ADVISORS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
 Number of                                       6,114,542
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                         6,114,542
  With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,114,542

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    17.3%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                               Page 5 of 8 Pages

Item 1(a)      Name of Issuer:

               Vail Resorts, Inc. (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               Post Office Box 7, Vail, Colorado 81658

Item 2(a)      Name of Person Filing:

               This Statement is being filed jointly by (i) Apollo Ski Partners, L.P., a Delaware limited partnership ("Ski Partners"), (ii) Apollo Investment Fund, L.P., a Delaware limited partnership ("AIF"), and (iii) Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). Ski Partners, AIF and Advisors are referred to collectively as the "Reporting Persons."

               AIF is the general partner of Ski Partners. Advisors serves as the managing general partner of AIF. Apollo Capital Management, Inc., a Delaware corporation ("Capital Management"), is the general partner of Advisors.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

Item 2(c)      Citizenship:

               1) Ski Partners is a Delaware limited partnership;

               2) AIF is a Delaware limited partnership; and

               3) Advisors is a Delaware limited partnership.

Item 2(d)      Title of Class of Securities:

               Common stock, $0.01 par value per share (the "Shares").

Item 2(e)      CUSIP Number:

               91879Q109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               On September 28, 2004, Apollo Ski Partners converted the 6,114,542 shares of Class A common stock, par value $0.01 per share (the "Class A Shares"), held for its account into 6,114,542 Shares. Following this conversion, the Issuer no longer has any Class A Shares outstanding and will therefore only have one class of directors going forward. Previously, holders of Class A Shares elected the Class I directors and holders of Shares elected the Class II directors.

               As of October 1, 2004, each of Ski Partners, AIF and Advisors may be deemed to be the beneficial owner of the 6,114,542 Shares held for the account of Ski Partners.

Item 4(b)      Percent of Class:

               The number of Shares of which each of Ski Partners, AIF and Advisors may be deemed to be the beneficial owner constitutes approximately 17.3% of the total number of Shares outstanding (based on the Issuer having 35,301,360 Shares outstanding as of October 1, 2004).

Item 4(c)      Number of shares as to which such person has:

               Ski Partners
               ------------

               (i)   Sole power to vote or direct the vote:            6,114,542

               (ii)  Shared power to vote or to direct the vote                0

               (iii) Sole power to  dispose  or to direct  the
                     disposition  of                                   6,114,542

               (iv)  Shared power to dispose or to direct the
                     disposition of                                            0

               AIF
               ---

               (i)   Sole power to vote or direct the vote: 6,114,542

               (ii)  Shared power to vote or to direct the vote 0

               (iii) Sole power to  dispose  or to direct  the
                     disposition  of                                   6,114,542

               (iv)  Shared power to dispose or to direct the
                     disposition of                                            0

               Advisors
               --------

               (i)   Sole power to vote or direct the vote:            6,114,542

               (ii)  Shared power to vote or to direct the vote                0

               (iii) Sole power to dispose or to direct the
                      disposition of                                   6,114,542

               (iv)  Shared power to dispose or to direct the
                     disposition of                                            0

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                                                               Page 7 of 8 Pages

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               This Item 10 is not applicable.

                                                               Page 8 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     October 1, 2004              APOLLO SKI PARTNERS, L.P.

                                       By:     Apollo Investment Fund, L.P.,
                                               Its General Partner

                                       By:     Apollo Advisors, L.P.,
                                               Its Managing General Partner

                                       By:     Apollo Capital Management, Inc.,
                                               Its General Partner


                                       By:     /s/ Michael D. Weiner
                                               ---------------------------------
                                               Michael D. Weiner
                                               Vice President

Date:     October 1, 2004              APOLLO INVESTMENT FUND, L.P.

                                       By:     Apollo Advisors, L.P.,
                                               Its Managing General Partner

                                       By:     Apollo Capital Management, Inc.,
                                               Its General Partner


                                       By:     /s/ Michael D. Weiner
                                               ---------------------------------
                                               Michael D. Weiner
                                               Vice President

Date:     October 1, 2004              APOLLO ADVISORS, L.P.

                                       By:     Apollo Capital Management, Inc.,
                                               Its General Partner


                                       By:     /s/ Michael D. Weiner
                                               ---------------------------------
                                               Michael D. Weiner
                                               Vice President